FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of DECEMBER, 2006
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)
Date DECEMBER 13, 2006	By	/s/ Hiroshi Kawashimo
(Signature)*
Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Notice regarding Dec. 13 article in Nihon Keizai Shimbun concerning Canon Inc. dividend for fiscal 2006

December 13, 2006

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 [First Section of Tokyo and other Stock Exchanges]
Inquiries: Toshizo Tanaka Senior Managing Director & Group Executive, Finance & Accounting Headquarters +81-3-3758-2111
Notice regarding Dec. 13 article in Nihon Keizai Shimbun
concerning Canon Inc. dividend for fiscal 2006
TOKYO, December 13, 2006—An article regarding Canon Inc.’s dividend payout plans for the 2006 fiscal year appeared in the December 13, 2006, morning edition of the Nihon Keizai Shimbun, a Japanese-language business daily newspaper. According to the article, Canon Inc. would increase its full-year dividend for the fiscal year ending December 31, 2006 (the 106th Business Term), by 50 yen on a pre-stock-split basis.
The contents of the article were based on assumptions made by the newspaper. At this moment Canon Inc. does not intend to change its dividend payout plans from those announced on July 27, 2006 (outlined below).

Dividend per share
	Mid-term	Year-end		Full-year
Planned dividend payout for fiscal year ending December 31, 2006	50.00 yen	50.00 yen		100.00 yen
		(75.00 yen	)	(125.00 yen	)

Dividend payout for fiscal year ended December 31, 2005	32.50 yen	67.50 yen		100.00 yen
Note:
The projected year-end dividend reflects a 3-for-2 forward stock split for record date shareholders as of June 30, 2006. For reference only, figures in parenthesis reflect the projected year-end and full-year dividend on a pre-stock-split basis. Furthermore, the dividend for the previous year and the mid-term dividend for this year are presented on a pre-stock-split basis.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

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